Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 12, 2024

References are made to the circular (the “Circular”) of Baozun Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 10, 2024. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on June 12, 2024, the Notice of which was given to the Shareholders on May 10, 2024, all the proposed resolutions as set out in the Notice were taken by poll. The poll results are as follows:

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2023 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.	Class A ordinary shares (“Class A Shares”)	55,989,116 (99.885482%)	64,191 (0.114518%)	105,857 (–%)	56,053,307	56,053,307
		Class B ordinary shares (“Class B Shares”)	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	188,996,496 (99.966047%)	64,191 (0.033953%)	105,857 (–%)	189,060,687	69,354,045

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
2.	(a) To re-elect the following retiring Directors:
	(i) Mr. Vincent Wenbin Qiu as Director.	Class A Shares	41,115,755 (73.389115%)	14,908,568 (26.610885%)	134,841 (–%)	56,024,323	56,024,323
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	174,123,135 (92.113192%)	14,908,568 (7.886808%)	134,841 (–%)	189,031,703	69,325,061
	(ii) Mr. Junhua Wu as Director.	Class A Shares	40,481,902 (72.269700%)	15,533,139 (27.730300%)	144,123 (–%)	56,015,041	56,015,041
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	173,489,282 (91.782383%)	15,533,139 (8.217617%)	144,123 (–%)	189,022,421	69,315,779
	(b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees.	Class A Shares	55,829,599 (99.704479%)	165,477 (0.295521%)	164,088 (–%)	55,995,076	55,995,076
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	188,836,979 (99.912447%)	165,477 (0.087553%)	164,088 (–%)	189,002,456	69,295,814
3.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration.	Class A Shares	55,890,520 (99.677605%)	180,771 (0.322395%)	87,873 (–%)	56,071,291	56,071,291
		Class B Shares	13,300,738 (100.000000%)	0 (0.000000%)	0 (–%)	13,300,738	13,300,738
		Total	69,191,258 (99.739418%)	180,771 (0.260582%)	87,873 (–%)	69,372,029	69,372,029

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
4.	To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or American depositary shares of the Company (the “ADSs”) and/or resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) not exceeding 20% of the number of the issued shares of the Company (excluding treasury shares) (the “Issue Mandate”).	Class A Shares	30,724,927 (54.833066%)	25,308,648 (45.166934%)	125,589 (–%)	56,033,575	56,033,575
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	163,732,307 (86.612082%)	25,308,648 (13.387918%)	125,589 (–%)	189,040,955	69,334,313
5.	To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company (excluding treasury shares).	Class A Shares	55,984,450 (99.811630%)	105,657 (0.188370%)	69,057 (–%)	56,090,107	56,090,107
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	188,991,830 (99.944126%)	105,657 (0.055874%)	69,057 (–%)	189,097,487	69,390,845
6.	To extend the Issue Mandate by the number of Class A ordinary shares or ADSs bought back by the Company.	Class A Shares	30,894,798 (55.103944%)	25,171,603 (44.896056%)	92,763 (–%)	56,066,401	56,066,401
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	163,902,178 (86.686889%)	25,171,603 (13.313111%)	92,763 (–%)	189,073,781	69,367,139

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 6 above, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the total number of issued Shares was 184,089,962 Shares, comprising 170,789,224 Class A Shares and [13,300,738] Class B Shares (with 2,533,803 Class A Shares represented by 844,601 ADSs being bought back by the Company but pending cancellation) and the Company does not have any treasury shares.

(c)	In accordance with the Listing Rules, each Class A Share and each Class B Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolution numbered 3 above. Each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes in respect of the resolutions numbered 1, 2 and 4 to 6 above.

(d)	None of the Shareholder were required to abstain from voting in respect of the resolutions at the AGM. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(e)	Accordingly, the total number of Shares entitling the holders to attend and vote for or against on the resolutions numbered 1 to 6 above at the AGM was 181,556,159 Shares, comprising 168,255,421 Class A Shares and 13,300,738 Class B Shares.

(f)	Computershare Hong Kong Investor Services Limited, the Company’s Hong Kong branch share registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM.

(g)	Directors of the Company, namely, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Satoshi Okada, and independent Directors of the Company, namely, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye attended the AGM. Mr. Steve Hsien-Chieng Hsia was unable to attend the AGM due to other business commitments.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, June 12, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu and Mr. Satoshi Okada as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*            for identification purposes only

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